Exhibit 99.1

INVESTOR NEWS
Valby, Denmark, October 23, 2024

Capital Markets Event 2024: Lundbeck to showcase progress on Focused Innovator Strategy driving sustainable long-term growth
•	Execution of the Focused Innovator strategy is well under way with key elements delivering good progress and laying foundation for long-term sustainable growth
•	Mid-term targets are adjusted by including 2027. Revenue is expected to grow mid-single digit (CAGR) driven by high-single digit growth of strategic brands
•	Adjusted EBITDA margin is revised from 30% - 32% to now more than 30% at the end of the mid- term period, to account for the cost impact from Longboard Pharmaceuticals*
•
Building upon our psychiatry core, reinforcing our neuro-specialty position and strengthening the neuro-rare franchise where we recently announced the acquisition of Longboard that adds a potential blockbuster to the pipeline

•	Transformed R&D pipeline continues to deliver with up to four NMEs in phase III expected by 2026
•
Company intends to write down part of the book value of Abide Therapeutics acquired in 2019 following a negative data read out from a phase I project in the third quarter of 2024. There is still significant potential value remaining from this acquisition

H. Lundbeck A/S (Lundbeck) is hosting a Capital Markets Event (CME) today in Valby, Denmark where the company is providing a progress update on its Focused Innovator strategy.

Lundbeck operates in therapeutic areas with significant unmet medical needs and has made considerable progress over the past year in developing innovative medicines to ensure long-term, sustainable growth. Mid-term growth will be driven by capitalizing on key strategic brands, particularly Rexulti and Vyepti, while the R&D team continues to build a robust and innovative pipeline to secure future growth. These initiatives will be supported through disciplined capital allocation.

“We have a clear strategy to become a Focused Innovator and are already demonstrating our ability to execute against this, as shown by our proposed transformative and late-stage pipeline-enhancing acquisition of Longboard Pharmaceuticals announced last week. We are confident in setting our new mid- term guidance through 2027 by directing our investments into strategic areas,“ said Charl van Zyl, President and CEO of Lundbeck. “We guide towards mid-single digit CAGR revenue growth into 2027 on the back of a high-single digit CAGR growth rate for our strategic brands. As previously communicated through 2024, we see further growth in our two leading strategic brands, Rexulti and Vyepti, which are expected to account for approximately 70% of our strategic brands sales and nearly 60% of our total revenue in 2027. This activity, alongside a commitment to building our pipeline, will prime us for sustainable long-term growth into the future, and solidify our position as a leader in neuroscience that can deliver impactful treatments benefitting patients, people and society.”

H. Lundbeck A/S Ottiliavej 9 2500 Valby, DK	CVR number: 56759913 LEI code: 5493006R4KC2OI5D3470 E-mail investor@lundbeck.com www.lundbeck.com

Investor News No. 1 / 2024 1

1

At the event, Lundbeck will focus on its strategic ambitions, with senior management presenting on corporate strategy, research and early development, the R&D pipeline, and Lundbeck’s strong performance in neuroscience, bolstered by the continued success of Rexulti and Vyepti. Additionally, Lundbeck will discuss its proposed acquisition* of Longboard Pharmaceuticals and its capital allocation strategy. Break-out sessions will include a tour of Lundbeck’s research facilities and a presentation on the AMULET data regarding amlenetug in MSA.

Key highlights of the day are:
Financial Update: Based on the assumptions and expectations in this release, Lundbeck adjusts its mid- term financial targets announced in February 2023 by extending the period by one year to include 2027 (compared to previously ending in 2026) and by revising its adjusted EBITDA-margin to reflect recent investments aimed at long term growth. This means:

•	Based on organic growth, Lundbeck still expects revenue to show a mid-single digit compound annual growth rate (CAGR) over the mid-term period (2023 to 2027).
•
At the same time, Lundbeck remains focused on driving efficiencies and being prudent in our spending. Based on this, we revise the current target of an adjusted EBITDA-margin from 30%-32% to now more than 30% at the end of the mid-term period in 2027, to adjust for the cost impact from Longboard Pharmaceuticals excluding any business development activities.

R&D update: To further invest in its growing pipeline, Lundbeck expects to see a steady increase in R&D spend towards 20-25% of revenue (17.3% in 2023) through the mid-term period. In May 2019, Lundbeck acquired Abide Therapeutics, Inc. providing Lundbeck with a novel and unique discovery platform and a U.S.-based research hub. Under the terms of the agreement, Lundbeck paid USD 250 million (approximately DKK 1.65 billion) upfront. Following a recent completion of a mechanism of action phase I trial with Lu AG06474, emanating from the acquisition of Abide, it has been decided to write down part of the book value of this asset in the financial report for the first nine months of 2024. There is still significant potential value remaining from this acquisition, including an additional ongoing program and a unique discovery platform. Lundbeck’s R&D costs will be impacted by a non-cash amount of DKK 547 million, which will be adjusted in the company’s EBITDA calculations and therefore will have no impact on the company’s financial guidance.

Commercial model: Lundbeck is currently evaluating its commercial model and go-to market approach to ensure it has the right capabilities for a more focused and specialty-oriented model across markets. The company is also determining appropriate investment levels into key areas of growth. This optimization of the commercial go-to-market model is expected to lead to a steadily decreasing sales & distribution cost ratio to 30%-35% of revenue in 2027 (37.6% in 2023). Lundbeck projects a global peak sales potential of around DKK 9 billion for Vyepti and more than USD 1 (one) billion for Rexulti (based on the core indications of major depression (MDD), schizophrenia, Agitation Associated with Dementia in Alzheimer’s Disease (AADAD) and excluding potential additional revenue from the PTSD indication, pending FDA approval**).
Page 2|5

Management presentations from the CME will be webcast live, and a replay will be available in the investor section of www.lundbeck.com. Presentation material from the CME will also be available in the investor section of www.lundbeck.com.

(*) Subject to deal closing. Expected by December 2024.

(**) Brexpiprazole (Rexulti) has not been approved for the treatment of PTSD. As previously communicated, the PDUFA action date for the sNDA approval is February 8, 2025.

Contacts
Palle Holm Olesen	Thomas Mikkel Mortensen
Vice President, Investor Relations	Media Relations Lead, Corp. Communication
PALO@lundbeck.com	THMR@lundbeck.com
+45 30 83 24 26	+45 30 83 30 24

About H. Lundbeck A/S
Lundbeck is a biopharmaceutical company focusing exclusively on brain health. With more than 70 years of experience in neuroscience, we are committed to improving the lives of people with neurological and psychiatric diseases.

Brain disorders affect a large part of the world’s population, and the effects are felt throughout society. With the rapidly improving understanding of the biology of the brain, we hold ourselves accountable for advancing brain health by curiously exploring new opportunities for treatments.

As a focused innovator, we strive for our research and development programs to tackle some of the most complex neurological challenges. We develop transformative medicines targeting people for whom there are few or no treatments available, expanding into neuro-specialty and neuro-rare from our strong legacy within psychiatry and neurology.

We are committed to fighting stigma and we act to improve health equity. We strive to create long term value for our shareholders by making a positive contribution to patients, their families and society as a whole.

Lundbeck has approximately 5,500 employees in more than 50 countries and our products are available in more than 80 countries. For additional information, we encourage you to visit our corporate site www.lundbeck.com and connect with us via LinkedIn.

Safe Harbor/Forward-Looking Statements
This release contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe”, “anticipate”, “expect”, “estimate”, “intend”, “plan”, “project”, “will be”, “will continue”, “will result”, “could”, “may”, “might”, or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this presentation, including, without limitation, those regarding our proposed acquisition of Longboard Pharmaceuticals, Inc. (Longboard), Lundbeck and Longboard’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our products), are forward looking statements.
Page 3|5

Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause Lundbeck and Longboard’s our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Factors that may affect future results include, among others, interest rate and currency exchange rate fluctuations, delay or failure of development projects, production or distribution problems, unexpected contract breaches or terminations, government- mandated or market-driven price decreases for Lundbeck’s products, introduction of competing products, Lundbeck’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws and related interpretation thereof, and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to Lundbeck’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Longboard tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Longboard and/or others relating to the transaction; the failure to receive (or delay in receiving) the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Longboard and its products, including uncertainty of the expected financial performance of Longboard and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; and other uncertainties pertaining to the business of Longboard, including those detailed in Longboard’s public filings with the SEC from time to time, including Longboard’s most recent Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this company presentation and any oral presentations speak only as at the date of this presentation. Lundbeck disclaims any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the company release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.
Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with products that are prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the US, prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.
Page 4|5

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
The tender offer (the Offer) for the outstanding common stock of Longboard referred to in this presentation has not yet commenced. The description contained in this presentation is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lundbeck and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the SEC). The solicitation and offer to buy the common stock of Longboard will only be made pursuant to an offer to purchase and related tender offer materials. At the time the Offer is commenced, Lundbeck will file a tender offer statement on Schedule TO and thereafter Longboard will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.
The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lundbeck and when available may be obtained by directing a request to the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by Longboard will be available free of charge on Longboard’s internet website https://ir.longboardpharma.com/financialinformation/sec-filings or by contacting Longboard’s investor relations contact at IR@LongboardPharma.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Lundbeck, as well as the solicitation/recommendation statement filed by Longboard, Longboard will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Lundbeck or Longboard at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Longboard’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Page 5|5